UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Class A Ordinary Shares Outstanding change under the At The Market Sales Agreement

As previously disclosed in the Report on Form 6-K filed by YY Group Holding Limited, a British Virgen Islands Company (“YY Group” or the “Company”), on February 27, 2026, the Company entered into an At The Market Sales Agreement (the “Sales Agreement”) with Spartan Capital Securities, LLC, serving as the lead sales agent, and Wilson-Davis & Co., Inc., serving as an additional agent, pursuant to which the Company may offer and sell, from time to time at its sole discretion through the Sales Agents, Class A ordinary shares, no par value, of the Company up to an aggregate offering price of $20 million (the “Offering”). On March 30, 2026 the Company instructed Sales Agents to pause the Offering. On April 28, 2026, the Company and the Sales Agents relaunched the Offering.

On June 16, 2026, the Company announced the completion of the Offering. On June 17, 20026, the Transfer Agent of the Company canceled 83,319,747 unissued Class A Ordinary Shares.

The Company expects to use the net proceeds from the ATM facility to pay off the remaining cash portion for the acquisitions completed in 2025, and for working capital purposes and business expansion for the overseas markets.

Reverse Share Split

On June 12, 2026, the board of directors of YY Group Holding Limited (“YY Group” or the “Company”), a British Virgen Islands Company, approved (i) a reverse share split of the Company’s Class A ordinary shares at a ratio of 1-for-30 (the “Reverse Share Split”), such that (a) every Thirty (30) issued Class A ordinary shares, no par value will be combined into one (1) issued Class A ordinary share , no par value, and (b) No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise receive a fraction of a Class A ordinary share of the Company will receive one full share.

As a result, the number of outstanding Class A ordinary shares will be reduced from approximately 96.05 million shares to approximately 3.2 million shares. YY Group’s Class A ordinary shares begins trading on an adjusted basis giving effect to the reverse stock split on June 23, 2026, under the existing ticker symbol “YYGH.” The new CUSIP number of the Company’s ordinary shares will be G9888Q129.

On June 18, 2026, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 18, 2026- YY Group Announces Effective Date of Reverse Stock Split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: June 23, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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